(As filed with the Securities and Exchange Commission August 9, 2001)

                                                                File No. 70-9643

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post Effective Amendment No. 3)
                                       on
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     Progress Energy, Inc.                   Electric Fuels Corporation
     410 South Wilmington Street             MEMCO Barge Line, Inc.
     Raleigh, North Carolina  27602          Progress Rail Services Corporation
                                             Progress Metal Reclamation Company
                                             One Progress Plaza
                                             St. Petersburg, Florida  33701

             (Names of companies filing this statement and addresses
                        of principal executive offices)

--------------------------------------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

--------------------------------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

--------------------------------------------------------------------------------

     The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Associate General Counsel       William T. Baker, Jr., Esq.
     Progress Energy Service Company, LLC         Thelen Reid & Priest LLP
     PEB 17B2                                     40 W. 57th Street, 25th Floor
     410 South Wilmington Street                  New York, New York  10019
     Raleigh, North Carolina  27602

     The record in this proceeding is hereby supplemented as follows:

     1.   ITEM 1 - DESCRIPTION OF PROPOSED TRANSACTION, is supplemented
                   -----------------------------------
as follows:

          A.   Summary of Prior Proceedings.
               ----------------------------

          By order dated November 27, 2000 in this proceeding (Holding Co. Act Release No. 27284), the Commission authorized Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), which was then an exempt holding company with two public-utility subsidiaries, Carolina Power & Light Company, an electric utility company, and North Carolina Natural Gas Corporation, a gas utility company, to acquire all of the issued and outstanding common stock of Florida Progress Corporation ("Florida Progress"), an exempt holding company that owns all of the issued and outstanding common stock of Florida Power Corporation, in exchange for a combination of Progress Energy common stock, cash, and certain other securities. The transaction was consummated on November 30, 2000, and Progress Energy registered with the Commission as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on the same day.

          By supplemental order dated June 27, 2001 (the "MEMCO Divestiture Order"), the Commission directed Progress Energy and its indirect wholly-owned subsidiary, Electric Fuels Corporation ("Electric Fuels"), to sell or otherwise dispose of all of the stock of or other ownership interests (including without limitation any membership interest in a limited liability company) in certain direct subsidiaries of Electric Fuels, namely, MEMCO Barge Line, Inc. ("MEMCO"), Progress Rail Services Corporation and Progress Metal Reclamation Company and their respective subsidiaries and/or the assets of any of these companies, in one or more transactions prior to November 30, 2003. The Commission concluded, on the basis of the record, that the sale or other disposition of these interests is necessary or appropriate to the integration or simplification of the Progress Energy holding company system and will effectuate the provisions of
Section 11(b)(1) of the Act. The Commission further directed that the proceeds of such sales or dispositions be utilized within twenty-four months of receipt to retire or cancel securities representing indebtedness of Electric Fuels or be otherwise expended on property other than "nonexempt property" as defined in
Section 1083 of the Internal Revenue Code, as amended (the "Code").

          B.   Subsequent Actions.
               ------------------

          On July 20, 2001, Florida Progress and Electric Fuels entered into an agreement and plan of merger with AEP Resources, Inc. ("AEP Resources"), pursuant to which AEP Resources has agreed to acquire MEMCO and its subsidiaries. Under the terms of the agreement, MEMCO and its principal operating subsidiary, Elmwood Marine Services, Inc. ("Elmwood"), will each be converted into single-member limited liability companies. Subsequently, on the closing date, the MEMCO and Elmwood limited liability companies will be merged into and will be survived by newly-formed limited liability company subsidiaries of AEP Resources. In consideration, AEP Resources has agreed to pay $270 million in cash subject to adjustment, of which approximately $210 million will be deposited in an escrow and applied, subsequent to closing, to retire an existing synthetic lease obligation of MEMCO, and the balance, approximately $60 million, will be paid to Electric Fuels. For federal income tax purposes, the mergers will be treated as a sale of the MEMCO assets and the Elmwood assets by Electric Fuels in exchange for the net proceeds of approximately $60 million plus the assumption of liabilities, including the synthetic lease obligation. Electric Fuels will be considered the seller of those assets because, once converted to single-member limited liability companies, MEMCO and Elmwood will be disregarded entities for federal tax purposes.1 Electric Fuels intends to use the net proceeds shortly after their receipt to retire part of the balance of an $890,512,923 promissory note due December 31, 2006 and payable by Electric Fuels to its immediate parent company, Progress Capital Holdings, Inc. ("PCH").2 PCH, in turn, intends to utilize the funds received to retire indebtedness owed to third party lenders.

          C.   Further Relief Requested.
               ------------------------

          Section 1081(b)(3) of the Code provides that an "expenditure" for property other than "nonexempt property" includes each of (1) a payment in complete or partial retirement or cancellation of securities representing indebtedness of the transferor and (2) the amount of any liability of the transferor that is assumed (or to which transferred property is subject) in connection with any transfer of property in obedience to an order, pursuant to
Section 11(b)(1) of the Act, by the Commission. In accordance with Section 1081(f) of the Code, Progress Energy requests that the Commission issue a further order in this proceeding confirming that (1) the proposed disposition of MEMCO and its subsidiaries as described above will be a disposition for cash or cash equivalents in compliance with the MEMCO Divestiture Order, (2) Electric Fuels' use of the net proceeds to retire part of its note payable to PCH will be a partial retirement of securities representing indebtedness of Electric Fuels in compliance with the MEMCO Divestiture Order, (3) the amount of liabilities (including the synthetic lease obligation) assumed and the amount of liabilities (including the synthetic lease obligation) to which transferred property is subject upon the disposition of MEMCO and its subsidiaries as described above will be an expenditure for "nonexempt property" in compliance with the MEMCO Divestiture Order, and (4) accordingly, each of the foregoing is necessary or appropriate to the integration or simplification of the Progress Energy holding company system and will effectuate the provisions of Section 11(b)(1) of the Act.


------------------------
1    The conversion of Elmwood into a single-member limited liability company will require consents of certain third parties. If the required consents cannot be obtained, Elmwood will remain a corporation and its stock will be one of the MEMCO assets sold by Electric Fuels when the MEMCO limited liability company merges into an AEP Resources limited liability company subsidiary.

2    MEMCO currently leases barges and towboats under a synthetic lease that is guaranteed by PCH. The synthetic lease is evidenced by a certain Demise Charter dated August 6, 1998, between MEMCO Barge Line 1998 Trust, as lessor, and MEMCO, as charterer, and related documents. As a result of the retirement of MEMCO's synthetic lease obligation, the associated guarantee will expire. The note payable to PCH, a copy of which is filed herewith as Exhibit B-9, evidences borrowings previously incurred by Electric Fuels to finance its operations and capital expenditures.

     2.   ITEM 5 - PROCEDURE is supplemented as follows:
                   ---------

          Progress Energy requests that the Commission issue its supplemental order in this proceeding as soon as its rules allow. Progress Energy expects that the closing of the sale of MEMCO to AEP Resources will occur within 60 days of the date hereof.

     3.   The following additional exhibit, as listed in ITEM 6 - EXHIBITS AND
                                                                  ------------
FINANCIAL STATEMENTS, is filed herewith:
--------------------

          Exhibit B-9 -  Promissory Note from Electric Fuels Corporation to
                         Progress Capital Holdings, Inc.

                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                        PROGRESS ENERGY, INC.


                                        By:  /s/ William D. Johnson
                                           ------------------------------------
                                        Name:  William D. Johnson
                                        Title: Executive Vice President,
                                               Secretary and General Counsel


                                        ELECTRIC FUELS CORPORATION
                                        MEMCO BARGE LINE, INC.
                                        PROGRESS RAIL SERVICES CORPORATION
                                        PROGRESS METAL RECLAMATION COMPANY


                                        By:  /s/ Frank A. Schiller
                                           ------------------------------------
                                        Name:  Frank A. Schiller
                                        Title: Secretary

Date:  August 9, 2001